SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

March 9, 2004

TELIASONERA AB

(Translation of registrant’s name into English)

Sturegatan 1, S-106 63 Stockholm, Sweden
(Address of principal executive offices)

0-30340

(Commission File Number)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURES

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 9, 2004	TELIASONERA AB

	By:	/s/ Jan Henrik Ahrnell

Vice President and Legal Counsel

Press Release

March 9, 2004

TeliaSonera Sweden reducing price of mobile Internet

Tomorrow, 10 March, in conjunction with its 3G launch, TeliaSonera Sweden will be reducing the price of mobile Internet for both private and corporate customers. This means lower prices for sending and receiving texts, images, and e-mail over the mobile network. At the same time, new figures show that use of mobile Internet and data services is strongly increasing. During the last quarter of 2003, data traffic on TeliaSonera’s mobile network in Sweden doubled by comparison with the previous year.

The price reduction for GPRS, which applies to both private and corporate mobile subscriptions, varies between 40 and 55 percent depending on choice of subscription. After the reduction, it will cost between SEK 0.03 and 0.08 to send and receive an e-mail from a phone or computer. A three-page text will cost between SEK 0.22 and 0.60.

“When we launched Telia Go in June 2003, we wanted to make it simpler for customers to access and use mobile Internet services. It’s clear to us now that customers are starting to use their phones for things other than calls. So we’re further reducing prices to enable even more people to get news or send and receive e-mail via their mobile phone,” says Marie Ehrling, President of TeliaSonera Sweden.

New figures show use of mobile Internet and data services on TeliaSonera’s mobile network in Sweden to be strongly increasing. During the fourth quarter of 2003, data traffic doubled by comparison to the previous year. Today, around 800,000 of TeliaSonera Sweden’s private customers have a GPRS phone, and there are plenty of indicators for a break with the trend and a new pattern of use. Through its price reductions, TeliaSonera Sweden wants to enable more customers to use these services.

MMS is one explanation for network traffic increasing. In total, TeliaSonera Sweden’s customers sent just over 2.3 million MMS messages during 2003.

More information on subscriptions and prices can be found on: www.telia.se

_____________________________________________

Further information for journalists can be obtained from:
TeliaSonera’s Press Office, tel: +46-8-713 58 30

TeliaSonera is the leading telecommunications company in the Nordic and Baltic regions. At the end of December 2003 TeliaSonera had 11,957,000 mobile customers (37,610,000 incl associated companies) and 8,061,000 fixed customers (9,160,000 incl associated companies) and 1,631,000 internet customers (1,691,000 incl associated companies). Outside the home markets TeliaSonera has extensive interests in the growth markets in Russia, Turkey and Eurasia. TeliaSonera is listed on the Stockholm Exchange, the Helsinki Exchanges and the Nasdaq Stock Market in the USA. Pro forma net sales January-December 2003 amounted to SEK 81.7 billion (EUR 9.01 billion). The number of employees was 26,694.